UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)*

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

635309107

(CUSIP Number)

Mark A. Kurtenbach

Hogan Lovells US LLP

1601 Wewatta St.

Suite 900

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 635309107

1	Names of Reporting Persons The Anschutz Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power -0- shares
	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) -0-%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107

1	Names of Reporting Persons Philip F. Anschutz
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0- shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power -0- shares
	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0- shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) -0-%
14	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE.

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D originally filed with the Securities and Exchange Commission on May 23, 2008 by Regal Entertainment Group (“Regal”), The Anschutz Corporation (“TAC”) and Philip F. Anschutz (“Mr. Anschutz”) and amended on March 20, 2009, March 26, 2009, February 14, 2011, March 18, 2013, September 9, 2013, December 11, 2013 and March 28, 2016 (as so amended, the “Schedule 13D”) is filed following the disposition of all of the securities of Regal held by TAC and Mr. Anschutz. Philip F. Anschutz is the sole shareholder of TAC.

On February 28, 2018, Regal consummated the merger transaction (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of December 5, 2017, by and among Regal, Cineworld Group plc, a public limited company incorporated in England and Wales (the “Parent”), Crown Intermediate Holdco, Inc., a Delaware corporation, and Crown Merger Sub, Inc., a Delaware corporation, whereby Regal became a wholly-owned, indirect subsidiary of the Parent. As a result of the Merger, TAC and Mr. Anschutz are no longer beneficial owners of the common stock, par value $0.01 per share (the “Common Stock”) of National CineMedia, Inc., a Delaware corporation (“National CineMedia”).

This Amendment No. 8 amends Item 5 as set forth below, as a result of the transaction described above. The filing of this Amendment No. 8 represents the final amendment to the Schedule 13D and constitutes an exit filing for TAC and Mr. Anschutz.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to replace Item 5(a) with the following:

(e) As a result of the Merger, TAC and Mr. Anschutz no longer own any shares of Regal and therefore no longer beneficially own any shares of National CineMedia’s Common Stock as of February 28, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2018	THE ANSCHUTZ CORPORATION

	By:	Philip F. Anschutz
	Title:	Chairman

		By:	/s/ Robert M. Swysgood
		Name:	Robert M. Swysgood
		Title:	Attorney-in-Fact

Date: April 18, 2018	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
	Name:	Robert M. Swysgood
	Title:	Attorney-in-Fact